SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 30, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO MINERALS’ GOODWILL IMPAIRMENT TO A LARGE EXTENT TAX-DEDUCTIBLE

SIGNATURES

Date October 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO MINERALS’ GOODWILL IMPAIRMENT TO A LARGE EXTENT TAX-DEDUCTIBLE

(Helsinki, Finland, October 30, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) has today received a decision from The Tax Office for Major Corporations in Finland regarding the goodwill impairment of EUR 205 million in Metso Minerals. According to the decision, EUR 175 million of the goodwill impairment has been accepted as tax-deductible. The corresponding tax benefit of EUR 51 million can be recognized in the fourth quarter of 2003. The cash flow impact of the tax-deductibility is estimated to materialize in 2003 and 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Reijo Kostiainen, Senior Vice President, Financial Control, Metso Corporation, tel. +358 204 84 3127

Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.